February 13, 2025

Kirk Huntsman
Chief Executive Officer
Vivos Therapeutics, Inc.
7921 Southpark Plaza, Suite 210
Littleton, CO 80120

       Re: Vivos Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed February 11, 2025
           File No. 333-284834
Dear Kirk Huntsman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Lawrence A. Rosenbloom, Esq.